RECEIVED

2004 DEC 22 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

04046908

December 15, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose copies of the following:

1. Form 1 – Change in Issued and Outstanding Securities for November 2004 submitted to the Toronto Stock Exchange.

2. Material Change Report dated December 6, 2004 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Enclosure

dw 12/29

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	11/01/2004 - 11/30/2004

Summary

Issued & Outstanding Opening Balance :	27,883,939	As at :	01/30/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan	10,000		
Other Issuances and Cancellations	7,250		
Issued & Outstanding Closing Balance :	27,901,189		

Stock Option Plan

Stock Options Outstanding Opening Balance: **941,700** As at : 11/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/01/2004	N		10,000		
Filer's comment					
Exercise by Steve Robertson @ $0.50 per share					
Totals		0	10,000	0	0

Stock Options Outstanding Closing Balance: **931,700** As at : 11/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/03/2004	Warrants	2,500
Filer's comment		
Exercise of share purchase warrants @ $5.50.		
11/04/2004	Warrants	2,500
Filer's comment		
Exercise of share purchase warrants @ $5.50.		
11/10/2004	Warrants	1,250
Filer's comment		
Exercise of share purchase warrants @ $5.50.		
11/01/2004	Warrants	1,000
Filer's comment		
Exercise of share purchase warrants @ $5.50.		
Totals		7,250

Filed on behalf of the Issuer by:

82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

December 6, 2004

Item 3 News Release

December 6, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on December 6, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported additional high grade drill intercepts in the northern extension of the Northeast Zone.

Item 5 Full Description of Material Change

Imperial Metals Corporation reported additional high grade drill intercepts in the northern extension of the Northeast Zone. The strongly mineralized intersections in holes WB04-133, WB04-138 and WB04-158, which were drilled on the same section, have widened the zone to 150 metres at that location. These intersections include 245 metres grading 0.87% copper, 0.33 g/t gold and 5.31 ppm silver in hole WB04-133 and 135.1 metres grading 1.03% copper, 0.16 g/t gold and 6.36 ppm silver in hole WB04-138. Several narrower, intensely mineralized intervals were also encountered in these holes, the best of which was 10.6 metres grading 5.43% copper, 3.08 g/t gold and 30.22 ppm silver in hole WB04-158. Also of note, hole WB04-127 intersected 64.5 metres grading 0.94% copper, 0.31 g/t gold and 7.15 ppm silver 200 metres below hole WB03-03 which intersected 1.33% copper, 0.44 g/t gold and 10.60 ppm silver over 193.5 metres in previous drilling.

Additional selected drill hole results, within the area of the proposed Wight pit previously modeled as waste, are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-127	60	-70	660.5	437.5	-	447.5	10.0	0.75	1.16	6.30
and				496.5	-	509.3	12.8	1.52	0.47	11.60
and				519.6	-	584.1	64.5	0.94	0.31	7.15
including				519.6	-	541.9	22.3	1.81	0.44	13.85
WB04-133	240	-70	575.2	121.2	-	157.5	36.3	0.71	0.14	4.90
and				173.6	-	180.1	6.5	0.69	0.03	4.99
and				220.0	-	465.0	245.0	0.87	0.33	5.31
including				220.0	-	367.5	147.5	1.21	0.34	7.23
including				283.7	-	302.5	18.8	1.71	0.93	11.36
WB04-138	60	-70	559.9	107.8	-	112.5	4.7	0.69	0.35	5.58
and				155.0	-	170.0	15.0	0.82	0.43	6.05
and				219.8	-	354.9	135.1	1.03	0.16	6.36
including				223.7	-	242.5	18.8	1.98	0.23	11.23
and				380.6	-	394.2	13.6	0.67	0.12	4.34
WB04-149	240	-80	556.9	190.0	-	262.1	72.1	0.94	0.17	5.44
and				295.2	-	355.0	59.8	0.69	0.20	4.23

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-158	60	-70	505.1	212.5	-	339.0	126.5	0.55	0.20	3.06
and				350.0	-	355.0	5.0	2.78	1.50	18.83
and				381.1	-	389.0	7.9	3.57	2.41	22.97
and				397.1	-	407.7	10.6	5.43	3.08	30.22

Three drills continue to test the lateral and depth extent of the area surrounding the Northeast Zone. Drilling will be suspended on December 15, 2004 for the Christmas break. Further delineation and testing of the Northeast Zone, along with the Springer Zone and numerous geological targets within the Mount Polley property will resume February 1, 2005.

Patrick McAndless is the Qualified Person, as defined by National Instrument 43-101, and responsible for the preparation of the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The open pit copper-gold mine, idled in September 2001 due to low metal prices, is scheduled to recommence operations in the first quarter of 2005. Mount Polley mineral claims encompass approximately 9,000 hectares and are located 56 kilometres northeast of Williams Lake in central British Columbia.

Huckleberry Mine
In 1998 Imperial provided Huckleberry with a $2.5 million working capital loan. Higher copper prices have improved Huckleberry's cash flow during 2004 allowing Huckleberry repay this loan and accrued interest to Imperial on November 30, 2004. Imperial holds a 50% interest in the Huckleberry copper/molybdenum open pit mine which is located approximately 123 kilometres southwest of Houston, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 6th day of December, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory